September 28, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549

RE: TRINITY BIOTECH PLC
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
FILED MAY 8, 2007
FILE NO. 000-22320

Dear Mr. Rosenberg,

I am responding to your letter dated August 24, 2007. With respect to each of your queries I have included the query as contained in your letter and given our response directly below.

ITEM 18 FINANCIAL STATEMENTS, PAGE 54
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
g) INTANGIBLES, INCLUDING RESEARCH AND DEVELOPMENT (OTHER THAN GOODWILL)

RESEARCH AND DEVELOPMENT, PAGE 63

1. PLEASE PROVIDE US A LIST OF THE ACTIVITIES (COMPLETED AND NOT COMPLETED) AND THEIR CAPITALIZED AMOUNTS THAT COMPRISE THE $18,240,000 OF "DEVELOPMENT COSTS" AT DECEMBER 31, 2006 AS INDICATED IN NOTE 11. FOR EACH ACTIVITY (COMPLETED AND NOT COMPLETED TELL US THE DATE CAPITALIZED, THE NATURE OF THE ACTIVITY AND ADDRESS HOW YOU MET EACH OF THE CRITERIA IN PARAGRAPH 57 OF IAS 38. FOR ACTIVITIES NOT COMPLETED AT DECEMBER 31, 2006, ALSO TELL US THE NATURE AND DOLLAR AMOUNT AND TIMING OF EFFORTS REMAINING TO BE COMPLETED.

TRINITY BIOTECH PLC RESPONSE

Under IFRS as adopted by the EU, Trinity Biotech Plc (`the Company') writes off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets as Development Costs and as at December 31, 2006 the total amount capitalized was $18,240,000.

The following table includes a list of the significant projects that make up this amount and the date on which the project was fully capitalised (except where the project is incomplete). In summary all of the projects detailed below relate to the development of new or substantially improved diagnostic test kits or supporting diagnostic instrumentation.

PROJECT                                                 AMOUNT
                                                   CAPITALISED     DATE FULLY
                                                   AT DECEMBER   CAPITALISED*
                                                      31, 2006
                                                        $'000
------------------------------------------------------------------------------
UniGold HIV Point of Care                                3,804           2005
------------------------------------------------------------------------------
Destiny Max                                              3,303     Incomplete
------------------------------------------------------------------------------
HIV Western Blot                                         2,135     Incomplete
------------------------------------------------------------------------------
Tri-Stat Point of Care A1c                               1,269     Incomplete
------------------------------------------------------------------------------
Flu Direct Fluorescent Assay                               965     Incomplete
------------------------------------------------------------------------------
Captia                                                     647           2005
------------------------------------------------------------------------------
Destiny Instrument (Plus and Opt versions)                 569           2004
------------------------------------------------------------------------------
US Lyme                                                    526     Incomplete
------------------------------------------------------------------------------
EU Lyme Western Blot                                       509           2005
------------------------------------------------------------------------------
D-Dimer Development                                        495     Incomplete
------------------------------------------------------------------------------
Legionella                                                 487     Incomplete
------------------------------------------------------------------------------
Haemostasis Product Range  Enhancement Project             428           2006
------------------------------------------------------------------------------
HBA1c - Haemoglobin                                        200     Incomplete
------------------------------------------------------------------------------
HSV Specific                                               184           2005
------------------------------------------------------------------------------
44 Kits                                                    166           2005
------------------------------------------------------------------------------
Reagent/Instrument Application Development                 153           2006
------------------------------------------------------------------------------
Other projects**                                         2,400
------------------------------------------------------------------------------
TOTAL                                                   18,240
------------------------------------------------------------------------------
* As of December 31, 2006
**Other projects consist of a range of projects whose individual capitalised amounts are individually less than $150,000. It consists of a combination of projects which have been completed ($498,000) and are yet to be completed ($1,902,000).

With respect to the projects which have been completed the Company has commenced amortising the costs over the expected life of the product. As at December 31, 2006 the amount amortised was $950,000.

In response to your query the following outlines the nature of the activities being undertaken and how the criteria outlined in paragraph 57 of IAS 38 are met.

NATURE OF THE ACTIVITY

The nature of the activities being undertaken in these projects are principally
     (i) the development of new diagnostic kits. This mainly consists of kits which test for conditions for which the Company does not already possess a test. However, in some cases the Company also develops an alternative test kit for a condition which the Company already has a test kit in order to increase the range of products which it can offer to customers.
     (ii) the substantial improvement of existing products. These improvements relate to the accuracy and/or functionality of an existing test kit with a view to achieving additional sales.

CAPITALISATION CRITERIA PER PARAGRAPH 57 OF IAS 38

Technical feasibility of completing the asset so that it will be available for use or sale

The Company carefully selects the development projects which it undertakes. One of the key criteria for selection is the project's technical feasibility. Given the finite availability of resources, only those projects which are considered technically feasible are undertaken. For the most part the Company uses technology that it already possesses with a view to expanding the range of products that operate off a particular platform e.g. the Company's Western Blot Lyme and Unigold HIV Point of care products form the basis for the new HIV Western Blot project. Given the detailed knowledge of the technology and its potential applications the Company is in a position to determine with a high degree of certainty whether a project is technically feasible or not. The ultimate determination is made by the Group Head of Research and Development who has a long history of working in the diagnostics industry and who has an in-depth knowledge of the technology at the Group's disposal. To date the Company has not had a situation whereby it was unable to complete a project after it had been determined to be technically feasible.

Intention to complete the intangible asset and use or sell it

The Company only undertakes projects that it intends to complete. Each project has a defined objective to develop a new or substantially improved product for sale to end user customers in the healthcare sector.

Ability to use or sell the intangible asset

The identification of development projects arises from the identification of a market opportunity and/or gap in the Company's portfolio of diagnostic test kits. Thus at the outset of the project it is assessed whether there is a market for the product. This assessment is based on the detailed knowledge of the market place which is contained within the Company's Sales and Marketing function by the central and local sales personnel and dedicated product managers. In some cases this knowledge will be supplemented with market information supplied by third parties.

In the case of substantial improvements to existing products the Company already has a very detailed knowledge of the market place and hence the ability to sell the product. In particular, the Company has a knowledge of customers' demands for improvements which it monitors closely, especially in the context of advances being made by competitors in the industry.

Once projects are completed the Company sells the products to end user customers in the healthcare sector. The Company has direct sales forces in 4 countries, covering 65% of the world diagnostics market, and an extensive network of approximately 300 distributors in a further 75 countries, all of which serve as outlets for its products. The Company typically sells newly developed products to its existing customer base in existing markets.

How the intangible asset will generate probable future economic benefits

Once developed, new or substantially improved products generate future economic benefits for the Company through their sales to customers within the healthcare sector. On average the Company's products have a gross margin of approximately 48%.

At the inception of each project (and annually thereafter) an assessment is made as to whether the future economic benefits will be sufficient to recover the ultimate cost of the development project. The total expected cost of the project is calculated at inception based on the level of internal and external resources expected to be applied to the project. Based on its knowledge of the market the Company calculates the projected sales of the new/substantially improved product. Using a combination of gross margins already being earned by similar products and expectation of the likely cost of production the expected gross margin percentage for the product is estimated. Given the variations which can occur in both sales levels and gross margin percentage the Company adopts a conservative approach when calculating these figures. The Company then calculates the gross margin expected to be earned for each of the first five years after the product is launched. The cashflows are discounted using a discount rate which is reflective of the prevailing risk free rate as adjusted for the uncertainties inherent in the product and market in question. These discounted cashflows are then compared to the total expected cost of the project to ensure that these costs are at least fully recovered.

Availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

The Company has a significant number of product development specialists which are located in the Company's facilities in Bray, Ireland, Jamestown, New York, Carlsbad, California, Kansas City, Missouri and Lemgo, Germany. These individuals are suitably qualified experts in their field. Given the depth of expertise it possesses, the Company is not overly reliant on any single individual for the completion of any project.

The funding for the projects is derived from the cash generated from the Company's ongoing activities. The Company also has the ability to raise equity and/or debt funding to support its development activities.

Ability to measure reliably the expenditure attributable to the intangible asset during its development

The Company has put in place internal procedures for capturing costs during the course of its projects. Internal staff costs are calculated based on the completion of individual timesheets by the participants in the project. Based on the time ascribed to the project an appropriate percentage of each individual's salary cost and associated indirect costs is applied to the project. External costs are captured as part of the Company's purchasing procedures whereby individual purchases are coded to the relevant project/activity. This ensures that all purchases are correctly allocated to the appropriate project.

SIGNIFICANT PROJECTS

In response to your query, please find enclosed specific details of the Company's most significant projects. These are contained in Appendices 1 to 4 to this letter as follows:

     -------------------------------------------------------------------------
            PROJECT                          APPENDIX         DATE FULLY
                                                            CAPITALISED OR
                                                              INCOMPLETE
     -------------------------------------------------------------------------
            UniGold HIV Point of Care           1                2005
     -------------------------------------------------------------------------
            Destiny Max                         2             Incomplete
      -------------------------------------------------------------------------
            HIV Western Blot                    3             Incomplete
     -------------------------------------------------------------------------
            Tri-Stat Point of Care A1c          4             Incomplete
     -------------------------------------------------------------------------

Details of these projects have been provided as in total they are the four most significant projects undertaken by the Company and cumulatively represent 58% of the amount capitalised as at December 31, 2006.

Each of the above appendices contains a description of the activity and the method by which the projects were determined to have met the criteria contained in paragraph 57 of IAS 38. In the case where the project was not complete as of December 31, 2006 details of the estimated remaining effort and cost thereof have been included. Of the remaining projects which account for 42% of the costs capitalised 41% was in respect of projects which were completed as of December 2006. The remaining 59% was in respect of projects which were incomplete as at December 31, 2006. In all cases these projects represent the development of new or substantially improved diagnostic products. With respect to those projects which were not complete as at December 31, 2006 they are expected to be completed by December 31, 2009. The total expected cost to complete these projects is approximately $4 million.


26. BUSINESS COMBINATIONS

2006 ACQUISITIONS, PAGE 96

2. TO ASSIST US IN EVALUATING, FOR US GAAP PURPOSES, YOUR ACCOUNTING FOR THE HAEMOSTASIS PRODUCT LINE ACQUIRED FROM BIOMERIEUX AS A BUSINESS COMBINATION UNDER SFAS141 RATHER THAN AS AN ASSET ACQUISITION, PLEASE PROVIDE US AN ANALYSIS UNDER PARAGRAPH SIX OF EITF 98-3 TO DEMONSTRATE HOW THE HAEMOSTASIS PRODUCT LINE CONSTITUTES A BUSINESS. YOUR ANALYSIS SHOULD INCLUDE A LIST OF INPUTS, PROCESSES AND OUTPUTS THAT WERE TRANSFERRED IN ORDER TO CONTINUE NORMAL OPERATIONS AND SUSTAIN A REVENUE STREAM. IF ANY ELEMENT OF INPUTS, PROCESSES AND OUTPUTS AS LISTED UNDER EITF 98-3 IS MISSING PROVIDE US A DISCUSSION AS TO HOW THE MISSING ELEMENT IS NOT REQUIRED IN CONTINUING NORMAL OPERATIONS.

TRINITY BIOTECH PLC RESPONSE

The Company has accounted for the June 2006 acquisition of bioMerieux activities as a business combination in accordance with the provisions of SFAS141 and considers this to be a business as defined in EITF 98-3. Assets acquired were inventories, property plant and equipment and certain identifiable intangibles assets (customer relationships and acquired technology). In addition, the Company acquired a significant level of goodwill, calculated as being approximately $21 million. This goodwill is principally attributable to synergies that are expected to accrue to the Company, largely through an increase in scale, the potential for product rationalisation and improved operating efficiencies in its haemostasis activities. The above is summarised in the following table.

-------------------------------------------------------------------------------
                                                          $m
-------------------------------------------------------------------------------
Total assets acquired                                    26.0
-------------------------------------------------------------------------------
Total liabilities acquired                              (2.6)
-------------------------------------------------------------------------------
Fair value of net assets acquired                        23.4
-------------------------------------------------------------------------------
Goodwill arising on acquisition                          21.0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Consideration (including acquisition costs)              44.4
-------------------------------------------------------------------------------



Under the criteria contained in paragraph 6 of EITF 98-3 the acquisition of the haemostasis activities of bioMerieux is considered to be a business combination. A summary of the basis of this consideration is given below:

INPUTS

a. Long lived assets, including intangible assets or rights to the use of long-lived assets

As part of the acquisition the Company acquired the following long-lived tangible assets
       o certain production equipment; and
       o an installed instrument base.

The production equipment consists of some of the plant and machinery which were used by bioMerieux to manufacture the products acquired. The Company has not acquired the manufacturing premises of bioMerieux, located in Durham, North Carolina as this facility will continue to be used by bioMerieux for its other product lines. The absence of the manufacturing premises was considered insignificant as the plant in Durham, North Carolina did not possess any particularly unique characteristics and could be replicated in another haemostasis diagnostics manufacturing facility.

The installed instrument base consists of medical diagnostic instruments owned by the Company but which are located at customer premises on foot of leasing arrangements. These represent important assets to the Company as they provide income, both in respect of leasing the instruments and through the sale of associated reagents and consumables during the period of the lease.

b. Intellectual property

As part the acquisition, bioMerieux transferred the intellectual property associated with the products to the Company. This included the assignment of a number of patents. In addition to patent protected technology bioMerieux provided all of the necessary information required for the production of the products acquired. The Company has valued the acquired technology as part of the accounting for this acquisition. For details of further know-how acquired from bioMerieux see the Processes section below.

c. The ability to obtain access to necessary materials or rights

Under the acquisition agreement, a number of the supply contracts which bioMerieux had entered into were assigned to the Company. In other cases the Company was required to put in place its own supply agreements. As the Company is to manufacture the products in a different location i.e. Bray, Ireland versus Durham, North Carolina consideration of the use of a different supply network was appropriate.

d. Employees

A small number of the employees of bioMerieux transferred to the Company following acquisition. This mainly occurred in the UK and Germany. In such cases these employees were involved in the direct selling and instrument servicing aspects of the business. In addition, the Company acquired a small number of technical personnel who had previously worked in the bioMerieux manufacturing facility in North Carolina. The Company did not consider it a significant factor that it did not acquire the full manufacturing work force from Durham as the Company had already acquired the technical know how associated with the products thus giving it the wherewithal to establish a workforce in an alternative location. In addition, the Company did not consider it to be significant that it did not acquire the full sales force as the characteristics of the existing sales force was not unique to bioMerieux. Of greater value was the customer relationships acquired (see below).

PROCESSES

e. The existence of systems, standards, protocols, conventions and rules that act to define the processes necessary for the normal self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and
(iii) resource management processes.

The Company acquired the know-how necessary to manufacture the products acquired. In particular this included the quality system documentation which includes
       o manufacturing procedures;
       o raw material documentation;
       o equipment documentation;
       o quality control procedures; and
       o all other procedures required to meet quality and regulatory standards.

In addition the Company also received
       o the full design history files for the products acquired which detailed the full development and design of the products;

       o all registration documentation and other regulatory applications.

The above documentation was considered to be the necessary process documentation to enable the production of these products to be carried out.

The Company took over a limited amount of the bioMerieux strategic management processes in the form of certain personnel from the manufacturing and sales and marketing aspects of the business. The Company decided not to acquire the resource management processes from bioMerieux as these processes could be easily replicated as evidenced by the fact that all diagnostic companies such as Trinity Biotech already possess such processes.

OUTPUTS

f. The ability to obtain access to the customers that purchase the outputs of the transferred set.

The Company acquired Customer relationships in over 30 countries. The Company was provided with extensive sales information covering all sales to customers by product over a three year period. In addition, bioMerieux's beneficial interest in its sales contracts was transferred to the Company. These customer relationships have been valued as an intangible asset as part of the accounting for this acquisition.

The Company did not acquire a distribution network as part of the acquisition. This was not considered to be significant as there is a wide range of alternative healthcare distributors operating in each of the significant markets in which bioMerieux had a presence. This fact coupled with the customer information ensured that any acquirer would have a route to market for the products acquired. In 29 of the 33 countries in which bioMerieux operated Trinity uses distributors for its own products (in the other 4 markets the Company has its own direct selling forces).


CONCLUSION

The Company concluded that under the definition contained in EITF 98-3, the haemostasis activities acquired from bioMerieux constituted a business and accordingly applied the provisions of SFAS 141 in accounting for the business combination. In summary this was based on the following:

    1. the nature of the inputs, processes and outputs that were acquired (see a. to f. above). In particular, in instances where there were any missing elements the Company determined that these were minor as they did not constitute sufficiently unique aspects of the business that would prevent continuing normal operations. In addition, as the transaction included a significant element of goodwill, it was possible, in accordance with the guidance provided in EITF 98-3, to assume that the missing elements were minor.
    2. the Company acquired an integrated set of activities governing the design of a differentiated product line, ability to continue to manufacture the products in line with regulatory requirements and access to end users of the products such that the activities would continue to generate a revenue stream. The Company acquired no single asset which represents such a significant proportion of the overall assets acquired to suggest that the Company had acquired an asset rather than a business.


As part of its response to your letter Trinity Biotech plc acknowledges the following:
       o Trinity Biotech plc is responsible for the adequacy and accuracy of the disclosure in this filing;
       o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
       o Trinity Biotech plc may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any queries please contact me or my colleague Kevin Tansley at +353 1 2769800.

YOURS SINCERELY

/s/Rory Nealon
RORY NEALON
CHIEF FINANCIAL OFFICER
TRINITY BIOTECH PLC.

                                   APPENDIX 1

PROJECT NAME: UNIGOLD HIV POINT OF CARE ($3,804,000 AS AT DECEMBER 31, 2006)

Nature of the activity

The purpose of this project was to develop a new rapid test for the detection of HIV in the US market, which would meet FDA approval. It has been designed to be suitable for use in the point of care market e.g. hospitals and other public health facilities. The product was designed to be able to test for HIV using whole blood (vennipuncture and fingerstick), serum and plasma.

This project is now complete. The costs associated with this project were capitalised during the period from 2001 to 2005.

Capitalisation criteria per paragraph 57 of IAS 38

       Technical feasibility of completing the asset so that it will be available for use or sale

       This product is based on the use of lateral flow technology. This is the same technology used in the Company's UniGold HIV test for the African market. In 2001 this product was being sold extensively in the African market and hence the technology was already proven. The purpose of this project was to develop a more sophisticated version of the UniGold HIV test specifically with the US market in mind, which would meet FDA requirements. Consequently, given the same base technology was being employed, it was possible to determine at an early stage that the project was technically feasible.

       Intention to complete the intangible asset and use or sell it

       The project was carried out with a view to it being seen through to completion and with a view to selling the product in the point of care segment of the market with the USA being identified as its key market. At the inception of the project detailed project plans were put in place outlining how the project would be brought to completion. During the development phase the Company informed investors and customers of its intention to develop the product.

       Ability to use or sell the intangible asset

       Upon completion, it was the Company's intention to launch the product for sale in the US. During the period of development, the Company built up a direct sales force in the US. One of the key objectives of this sales force was to provide a route to market for this product. The stated Centres for Disease Control (CDC) goals, including the reduction of annual rate of infection by 50%, have resulted in rapid tests of this nature being the preferred approach. Given the greater emphasis (and consequently funding) for the use of rapid testing the Company had identified a strong market demand for a product of this nature.

       How the intangible asset will generate probable future economic benefits

       At the time the product was being developed it had been assessed that the market for this product would be approximately $40 million per annum. Given the high quality and in particular the levels of accuracy associated with this product, the Company was confident that it would obtain a significant share of this market.

       Since its launch this product has been continuously growing and the Company has been successful in increasing its market share. In 2006 alone, sales revenues from this product exceeded the total expenditure that was incurred on the project. With the increased funding being channelled to HIV testing this is seen as a key growth opportunity for the Company.

       Availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

       The Company staffed this project with a team of internal professionals who were capable of bringing this project to its conclusion. At various stages, where required, third parties were also involved in the development effort. This was particularly true with respect to clinical trials. Given the importance of this product to the future growth of the Company this project was prioritised in terms of the level of financial and technical resources made available to it.

       At the time of its development the expected funding for the project was to come from the cash generated from the Company's ongoing activities. During this period the Company also had access to equity and loan capital.

       Ability to measure reliably the expenditure attributable to the intangible asset during its development

       The Company put in place internal procedures for capturing costs during the course of the project. Internal staff costs and associated indirect costs were calculated based on the percentage of each individual's time spent on the project. In addition specific external costs which at the time were identified as being wholly relating to the project were also capitalised.

                                   APPENDIX 2

PROJECT NAME: DESTINY MAX ($3,303,000 AS AT DECEMBER 31, 2006)

Nature of the activity

The purpose of this project is to develop a high throughput haemostasis instrument. This instrument will be used, in conjunction with existing diagnostic test kits to conduct tests for blood disorders. It has been designed to be suitable for use in large scale hospitals and laboratories.

The costs associated with this project were capitalised from 2005 and as of December 31, 2006 the project was incomplete.

Capitalisation Criteria per paragraph 57 of IAS 38

       Technical feasibility of completing the asset so that it will be available for use or sale

       The Destiny Max Instrument is largely based on the technology used in the Destiny Plus, an existing haemostasis instrument currently being sold by the Company in the medium throughput market. On the basis that the technology is already proven the Company was able to determine the technical feasibility of the project at an early stage in the product development life cycle. In addition the Company has been successful in developing a number of prototype devices which, as expected, confirmed this determination. These prototypes have been recently demonstrated at the AACC conference for diagnostics companies in San Diego in July of this year and were well received by customers.

       Intention to complete the intangible asset and use or sell it

       At inception the Company's intention was to complete the project with a view to selling the instrument to large hospitals and laboratories. Since then the Company has announced to investors and customers its intention to launch the instrument in 2008 and is currently making preparations to commence the production process at its plant in Lemgo, Germany.

       Ability to use or sell the intangible asset

       At the time the project was initiated the Company intended that it would to sell or lease manufactured instruments upon project completion. This would be achieved through the Company's direct sales forces in 4 countries and an extensive distributor network in a further 75 countries all of which would serve as outlets for this product.

       The initial reaction from customers who have viewed the instrument at the AACC has been extremely positive and we are confident that the project will be a significant success. Since the acquisition of the bioMerieux product line, the Destiny Max has been identified as the natural successor of the MDA instrument (the bioMerieux high throughput instrument).

       How the intangible asset will generate probable future economic benefits

       At the commencement of the project it was known that the instrument would generate future economic benefits for the Company through the commercial sale of instruments to large scale hospitals and laboratories and the ensuing sales of reagents and consumables which run on these instruments. Based on its economic projections at the time the Company determined that the profits generated would ensure a quick payback (2-3 years) of the final development costs of the instrument. This assessment was based on future sales levels, expected gross margins and considered in the context of the overall expected cost of the project. Specifically it was believed that the introduction of this instrument would allow Trinity access to the high throughput sector of the market place which accounts for approximately 50% of all reagent and consumable sales in the haemostasis market. Trinity already has an excellent reagent product line in place which it currently sells to the low and medium throughput markets.

       Availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

       From the outset the Company was in a position to staff this project with a team of internal and external professionals who had previously developed similar instruments and who were capable of bringing this project to its conclusion. The funding for the project was expected to be met by cash generated from the Company's ongoing activities.

       Ability to measure reliably the expenditure attributable to the intangible asset during its development

       The Company had in place internal procedures for capturing costs from the beginning of the project. Internal staff costs were to be calculated based on the completion of individual timesheets by the participants in the project. Based on time ascribed to the project an appropriate percentage of each individual's salary cost and associated indirect costs was to be applied to the project. External costs were to be captured as part of the Company's purchasing procedures whereby individual purchases would be coded to the relevant project/activity. This was to ensure that all purchases would be correctly allocated to the appropriate project.

Remaining efforts to complete

As at December 31, 2006 this project was not complete. The following were the key aspects of the project which remained to be completed at that date
       o Finalisation of the design of the instrument;
       o Final validation of the operation of the instrument;
       o Preparation of and submission of regulatory documentation, including a submission to the FDA which will be based on equivalence to the existing range of Destiny instruments.

It is expected that the above activities will be completed during 2008 with a cost of approximately $3.5 million over and above that already incurred up to December, 31 2006.

                                   APPENDIX 3

PROJECT NAME: HIV WESTERN BLOT ($2,135,000 AS AT DECEMBER 31, 2006)

Nature of the activity

 The purpose of this project is to develop a Western Blot based test for detecting antibodies to HIV. The product is specifically designed to be used as a confirmatory test (as opposed to an initial screening test).

The costs associated with this project were capitalised from 2002 and as of December 31, 2006 the project was incomplete.

Capitalisation criteria per paragraph 57 of IAS 38

       Technical feasibility of completing the asset so that it will be available for use or sale

       The product is based on an existing Western Blot methodology which the Company employs in other products in its current range. The Company is also a proven expert in the field of HIV diagnosis with its existing point of care product range. The Trinity Biotech manufacturing operation in Carlsbad, California has a long history in Western blot products. Given that the Company was using already proven technology in this project it was able to determine at an early stage that the project was technically feasible. The project, at the time of this letter, is nearing completion. The Company intends to obtain FDA approval in early 2008 and commence sales thereafter.

       Intention to complete the intangible asset and use or sell it

       At inception the Company's intention was to complete the project with a view to selling the test kit to bloodbanks, large hospitals and laboratories. An Investigational New Drug (IND) application was completed and submitted to the CBER division of the FDA in June 2004 and this application was approved in September 2004.

       Clinical trials and product validation are planned in 2007. The Company's intention is to launch the test kit in 2008 and is currently making preparations to commence the production process at its plant in Carlsbad, California.

       Ability to use or sell the intangible asset

       At the time the project was initiated the Company intended that it would to sell the product to bloodbanks, large hospitals and laboratories. This would be achieved through the Company's direct sales forces in 4 countries and an extensive distributor network in a further 75 countries all of which will serve as outlets for this product.

       How the intangible asset will generate probable future economic benefits


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       At the commencement of the project it was known that the product would generate future economic benefits for the Company through the commercial sales of the kits to bloodbanks, large sale hospitals and laboratories. Based on its economic projections at the time the Company determined that the profits generated would ensure a quick payback (within 2 years) of the final development costs of the product. This assessment was based on future sales levels, expected gross margins and considered in the context of the overall expected cost of the project. It had been estimated that the annual market for these kits is 500,000 confirmatory kits of which Trinity expects to attain a significant share. There is currently only one other Western Blot HIV test in the market.

       Availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

       From the outset the Company staffed this project with a team of internal and external professionals with previous expertise in Western Blot technology and HIV detection and who would be capable of bringing this project to its conclusion. The Company is currently at the clinical trials stage and the project is nearing completion.

       The funding for the project was expected to be met by cash generated from the Company's ongoing activities.

       Ability to measure reliably the expenditure attributable to the intangible asset during its development

       The Company had in place internal procedures for capturing costs from the beginning of the project. Internal staff costs were to be calculated based on the completion of individual timesheets by the participants in the project. Based on time ascribed to the project an appropriate percentage of each individual's salary cost and associated indirect costs was to be applied to the project. External costs were to be captured as part of the Company's purchasing procedures whereby individual purchases would be coded to the relevant project/activity. This was to ensure that all purchases would be correctly allocated to the appropriate project.

Remaining efforts to complete

As at December 31, 2006 this project was not complete. The following were the key aspects of the project which remained to be completed at that date
       o Finalisation of the design of the Western Blot test;
       o Final Product Validation;
       o Completion of clinical trials followed by the preparation of and submission of regulatory documentation, including a submission to the FDA.

It is expected that the above items will be completed during 2008 with additional cost of c.$1,000,000 over and above that incurred up to December 31, 2006.


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                                   APPENDIX 4

PROJECT NAME: TRI-STAT POINT OF CARE A1C ($1,269,000 AS AT DECEMBER 31, 2006)

Nature of the activity

The purpose of this project is to develop a compact instrument for the detection of A1c. This instrument will be used, in conjunction with single use disposable reagents, to conduct tests for diabetes. It has been designed to be suitable for use in the point of care market e.g. diabetes clinics and doctors' surgeries.

The costs associated with this project were capitalised from 2005 and as of December 31, 2006 the project was incomplete.

Capitalisation criteria per paragraph 57 of IAS 38

       Technical feasibility of completing the asset so that it will be available for use or sale

       The Tri-stat instrument uses the Company's existing HLPC Boronate affinity methodology which is employed in products already being sold by the Company to the laboratory based market. On the basis that the technology was already proven in the laboratory market the Company was able to determine the technical feasibility of the project at an early stage. In addition, the Company has been successful in developing a number of prototype devices which, as expected, confirmed this determination. The Company is currently in the 510K submission to the FDA phase of the project.

       Intention to complete the intangible asset and use or sell it

       At inception the Company's intention was to complete the project with a view to selling the instrument to the point of care segment of the market e.g. diabetes clinics and doctors' surgeries. Since then the Company has announced to investors and customers its intention to launch the instrument during quarter 4, 2007 and is currently making preparations to commence the production process at its plant in Kansas City, Missouri.

       Ability to use or sell the intangible asset

       At the time the project was initiated the Company intended that it would to sell manufactured instruments and associated single use tests. This would be achieved through the Company's direct sales forces in 4 countries and an extensive distributor network in a further 75 countries all of which will serve as outlets for this product. The Company had identified a strong market demand for a product of this nature. Based on feedback from market participants the Company was confident that the project would be successful.

       How the intangible asset will generate probable future economic benefits


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       At the commencement of the project it was known that the product would generate future economic benefits for the Company through the commercial sales of instruments to the point of care market and the ensuing sales of reagents which will run on these instruments. Based on its economic projections at the time the Company determined that the profits generated would ensure a quick payback (within 2-3 years) of the final development costs of the instrument. This assessment was based on future sales levels, expected gross margins and considered in the context of the overall expected cost of the project. It had been estimated that the annual market for such products would be approximately $150 million. Specifically it was believed that the introduction of this instrument would open access to the point of care portion of the market, which the Company had not operated in to date. Based on the Company's current estimates the Company is confident that it will be in a position to sell the instrument at a very competitive price which will ensure the commercial success of the product. The Company is also confident of getting Home Use CLIA waiver from the FDA which will significantly increase the reimbursement rate available to physicians over that available in respect of the principal competitor product.

       Availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

       From the outset the Company staffed this project with a team of internal and external professionals who would be capable of bringing this project to its conclusion. The funding for the project was expected to be met by cash generated from the Company's ongoing activities.

       Ability to measure reliably the expenditure attributable to the intangible asset during its development

       The Company had in place internal procedures for capturing costs from the beginning of the project. Internal staff costs were to be calculated based on the completion of individual timesheets by the participants in the project. Based on time ascribed to the project an appropriate percentage of each individual's salary cost and associated indirect costs was to be applied to the project. External costs were to be captured as part of the Company's purchasing procedures whereby individual purchases would be coded to the relevant project/activity. This was to ensure that all purchases would be correctly allocated to the appropriate project.

Remaining efforts to complete

As at December 31, 2006 this project was not complete. The following are the key aspects of the project which remained to be completed at that stage.
       o Finalisation of the design of the instrument;
       o Final Validation of the operation of the instrument;
       o Completion of clinical trials followed by the preparation of and submission of regulatory documentation, including a submission to the FDA.


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It is expected that the above items will be completed during 2007 with additional costs of $0.5 million over and above that incurred up to December 31, 2006.




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